UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------
                                  SCHEDULE 13G
                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   00794-71-04
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1 (b)
|X|      Rule 13d-1 (c)
|_|      Rule 13d-1 (d)

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00794-71-04                  13G                     Page 2 of 7 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert A. Mackie, Jr., SS# ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:        (a)  |_|
                                                                   (b)  |_|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
         NUMBER OF SHARES             5.       SOLE VOTING POWER:   1,604,600
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON     6.       SHARED VOTING POWER:
         WITH
                                      7.       SOLE DISPOSITIVE POWER: 1,604,600

                                      8.       SHARED DISPOSITIVE POWER:

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,604,600

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.99%

12.      TYPE OF REPORTING PERSON*: IN

------------------------------
* See Instructions before filling out!

CUSIP NO. 00794-71-04                   13G                    Page 3 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                                (Name of Company)

ITEM 1(A).        NAME OF ISSUER:

Advanced Environmental Recycling Technologies, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

901 W. Robinson, Springdale, Arkansas.

ITEM 2(A).        NAME OF PERSON FILING:

Robert A. Mackie

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

18 North Astor Street, Irvington, New York 10533.

ITEM 2(C).        CITIZENSHIP

Robert A. Mackie, Jr. is a U.S. citizen

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

Class A Common Stock.

ITEM 2(E).        CUSIP NUMBER:

00794-71-04

CUSIP NO. 00794-71-04                     13G                  Page 4 of 7 Pages

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   ( )  Broker or Dealer registered under Section 15 of the
                             Securities Exchange Act of 1934 (the "Act")
                  (b)   ( )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   ( )  Insurance Company as defined in Section 3(a)(19) of
                             the Act
                  (d)   ( )  Investment Company registered under Section 8 of
                             the Investment Company Act of 1940
                  (e)   ( )  An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E); (f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)   ( )  A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)   ( )  A savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act;
                  (i)   ( )  A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)   ( )  A Group, in accordance with Rule
                             13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP.

(A)  AMOUNT BENEFICIALLY OWNED:

1,104,600 warrants exercisable for 1,104,600 shares of Class A Common Stock.

250,000 shares of Class A Common Stock

300,000 shares of Series C Convertible Preferred Stock convertible into 250,000 shares of Class A Common Stock.

(B) PERCENT OF CLASS

          5.99%

CUSIP NO. 00794-71-04                   13G                    Page 5 of 7 Pages

(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)  SOLE POWER TO VOTE OR DIRECT THE VOTE:

          1,104,600 warrants exercisable into 1,104,600 shares of Class A Common Stock.

          250,000 shares of Class A Common Stock

          300,000 shares of Series C Convertible Preferred Stock convertible into 250,000 shares of Class A Common Stock.

          (II) SHARED POWER TO VOTE OR DIRECT THE VOTE:

          None.

          (III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

          1,104,600 warrants exercisable into 1,104,600 shares of Class A Common Stock.

          250,000 shares of Class A Common Stock

          300,000 shares of Series C Convertible Preferred Stock convertible into 250,000 shares of Class A Common Stock.

          (IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

          None.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.   OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

CUSIP NO. 00794-71-04               13G                        Page 6 of 7 Pages

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

CUSIP NO. 00794-71-04                    13G                   Page 7 of 7 Pages

ITEM 10.  CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

          After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000

/s/ Robert A. Mackie, Jr.
---------------------------------
    Robert A. Mackie, Jr.